SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.

                                FORM U-57
             NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                    Filed under section 33(a) of the
         Public Utility Holding Company Act of 1935, as amended

                    Desarrollo Eolico del Ebro, S.A.
                    (Name of foreign utility company)

                              Cinergy Corp.
(Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

                             Cheryl M. Foley
                             David L. Wozny
                              Cinergy Corp.
                         139 East Fourth Street
                          Cincinnati, Ohio 45202

      Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Desarrollo Eolico del Ebro, S.A., a corporation organized under the laws of Spain, that Desarrollo Eolico del Ebro, S.A. is, and claims status as, a foreign utility company within the meaning of section 33 of the Act.
Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name of the company on whose behalf foreign utility company status is claimed is Desarrollo Eolico del Ebro, S.A., ("Desebro"), a company incorporated in Spain, and its business address is Avenida Academia Militar 52, 50015 Zaragoza, Spain.

     Desebro is constructing 15 megawatts of electric wind generation assets in Spain. Desebro's electric assets are located in northeast Spain around the City of Zaragoza, in the Province of Aragon, and will supply electricity to Electricas Reunidas de Zaragoza, S.A., a local utility company.

     Desebro has an authorized share capital of 72,160,000 million Spanish Pesetas, of which 7,216 shares, with a par value per share of 10,000 Pesetas, are issued and outstanding. Cinergy 2, BV, a company incorporated in The Netherlands and a wholly-owned subsidiary of Cinergy Global Power, Inc. (the latter company being an indirect wholly-owned subsidiary of Cinergy), is the legal and beneficial owner of 3,608 shares (i.e., 50% of the issued share capital of Desebro) effective December 23, 1998. Jorge, S.A. and Valle del Ebro Ingenieria y Consultoria, S.L. (both companies incorporated in Spain) own 2,742 and 866 shares respectively of the issued shares, representing 38% and 12% respectively of the issued share capital of Desebro.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of Desebro: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Desebro, nor is any such investment or contractual relationship contemplated.

                         SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer, duly authorized as of the date indicated below:

                         CINERGY CORP.

                         By:  /s/ William L. Sheafer
                              Vice President & Treasurer

Dated:    March 2,  1999